UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
AND EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission File Number 0 -8467

A.	Full title of the plan and the address of the plan, if different from that of the issuers named below:
WESBANCO, INC. KSOP

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WesBanco, Inc.
1 Bank Plaza
Wheeling, WV 26003

Required Information

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESBANCO, INC. KSOP
( Name of Plan)

June 28, 2004
Date
/s/ Robert H. Young
Robert H. Young
Executive Vice President and Chief Financial Officer

Audited Financial Statements and Supplemental Information WesBanco, Inc. KSOP Years ended December 31, 2003 and 2002 with Report of Independent Registered Public Accounting Firm

WesBanco, Inc. KSOP

Audited Financial Statements and Supplemental Information

Years ended December 31, 2003 and 2002

ERNST & YOUNG

Report of Independent Registered Public Accounting Firm

Retirement Plans’ Committee
WesBanco, Inc.

We have audited the accompanying statements of net assets available for benefits of the WesBanco, Inc. KSOP as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2003, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 4, 2004

WesBanco, Inc. KSOP

Statements of Net Assets Available for Benefits

	December 31
	2003	2002

Assets
Investments:
Registered investment companies	$11,023,589	$6,944,889
WesBanco common stock	13,906,702	12,207,148
WesBanco Unitized Fund	4,053,876	3,018,082
Cash and short-term investments	309,855	150,770
Participant loans	8,212	-

Total investments	29,302,234	22,320,889

Due from merged plan	-	1,354,380
Contributions receivable	184,664	120,380
Accrued assets	120,988	122,918

Total assets	29,607,886	23,918,567

Liabilities
Note payable to bank	578,850	1,028,850
Accrued liabilities	25,193	7,582

Net assets available for benefits	$29,003,843	$22,882,135

See accompanying notes.

WesBanco, Inc. KSOP

Statements of Changes in Net Assets Available for Benefits

	Years ended December 31
	2003	2002

Additions
Investment income:
Interest and dividends	$595,007	$563,582
Net appreciation (depreciation) in fair value of investments	4,899,208	(8,015)

Total investment income	5,494,215	555,567

Contributions:
Employer	888,843	894,261
Employees	1,437,288	1,498,595

Total contributions	2,326,131	2,392,856

Assets from merged plans	-	1,354,380

Total additions	7,820,346	4,302,803

Deductions
Distributions to participants	1,651,163	1,912,483
Interest expense	47,475	83,034

Total deductions	1,698,638	1,995,517

Net increase	6,121,708	2,307,286

Net assets available for benefits:
Beginning of year	22,882,135	20,574,849

End of year	$29,003,843	$22,882,135

See accompanying notes.

WesBanco, Inc. KSOP

Notes to Financial Statements

Years ended December 31, 2003 and 2002

1. Plan Description

WesBanco, Inc. is a bank holding company offering a wide range of financial services, including customary banking services, trust and investment management, insurance and brokerage services, through offices located in West Virginia, central and eastern Ohio, and western Pennsylvania.

The following brief description of the WesBanco, Inc. KSOP (Plan) is provided for general information purposes only. Participants should refer to the Plan agreement and Summary Plan Description for more complete information. The Plan is administered by a committee comprised of employees and directors appointed by the Board of Directors of the Company. The Plan includes an Employer Stock Ownership Plan (ESOP), established on December 31, 1986, which is a noncontributory, defined contribution plan, and also qualifies as a cash or deferral arrangement under Section 401(k) of the Internal Revenue Code effective January 1, 1996. The Trust Department of WesBanco Bank, Inc. is the trustee of the ESOP. State Street Bank and Trust Company is the trustee for the 401(k) portion of the Plan. Trustee fees may be paid by the Plan or Plan Sponsor (WesBanco, Inc.) at the discretion of the Plan Sponsor.

Employee Stock Ownership Plan

Employer contributions to the ESOP are made in an amount determined by the Board of Directors. For any year in which the ESOP has a loan outstanding, the contribution may be no less than is needed to pay the principal and interest on the loan for that year, net of dividends received on unallocated common stock. The ESOP makes contributions to participants who complete 1,000 hours of service during the plan year and who are actively employed on December 31. Contributions and forfeitures are allocated to participants in proportion to each participant’s compensation, but cannot exceed the lesser of $40,000 or 100% of such participant’s compensation during the plan year.

Participants’ interests in the ESOP are fully vested after five years of service. Distributions to participants who have left employment of the Company or their beneficiaries may be paid in either cash or stock in lump-sum or installments over a period that the participant selects, within certain Plan restrictions. Generally, terminations of employment for reasons other than death, normal retirement, or permanent disability prior to completion of five years of service result in forfeiture. Forfeitures of terminated nonvested account balances at December 31, 2003 and 2002 totaled $80,224 and $41,853, respectively.

WesBanco, Inc. KSOP

Notes to Financial Statements (continued)

1. Plan Description (continued)

The ESOP maintains a revolving line of credit with WesBanco Bank, Inc. and uses the proceeds of the loan to buy common stock of the Company. The ESOP holds common stock in a suspense account until principal payments are made on the loan. As loan payments are made, an amount of common stock is released from the suspense account and allocated to the accounts of the participants based on each participant’s compensation. The borrowing is collateralized by the unallocated shares of stock and periodic payments are guaranteed by the Company. The lender has no rights against shares once they are allocated under the ESOP. At December 31, 2003, the ESOP holds 502,773 shares of WesBanco stock, of which 447,736 shares were allocated to specific employee accounts and 55,037 shares were unallocated.

401(k)

The 401(k) provides for salary deferral and matching employer contributions. Effective January 1, 2002, an employee who has completed 60 days of service after attaining 21 years of age shall become a participant of the 401(k) the first day of each calendar month. Eligible employees can invest the employee deferral, employer matching, and employee rollover contribution among funds that are made available by the Plan Administrator. A participant’s interest is 100% vested in the employee deferral, employee matching, and rollover accounts. Hardship distributions can be made from a participant’s employee deferral account with approval by the Plan Administrator, if specific criteria are met.

Employer matching contributions may be paid to the Trust in cash or shares of WesBanco common stock, as determined by the Board. Effective January 1, 2003, the matching contributions are equal to 50% of the first 4% of compensation deferred. In 2002 contributions to the 401(k) equaled 50% of the first 2% of compensation deferred and 25% of the next 2% of compensation deferred. The amount of the contribution will not be greater than the amount permitted by federal law. Effective January 1, 2004, participants may redirect any employer matching contributions made in common stock into other registered investment funds if the participant has been employed for three years or more.

WesBanco, Inc. KSOP

Notes to Financial Statements (continued)

1. Plan Description (continued)

In 2003, WesBanco replaced the Harbor International Growth Fund with the Harbor International Fund. During 2002, WesBanco added four new funds, including the T. Rowe Price Mutual Fund, Vanguard Group Fed Fixed Income Fund, Vanguard Group Fixed Income Intermediate Term, and the Fidelity Investments Growth Company Fund. Other fund options included Federated Prime Obligations Fund, Federated Max-Cap Fund, WesMark Bond Fund, WesMark Growth Fund, WesMark Balanced Fund, WesMark Small Company Fund, Harbor Capital Appreciation Fund, and the AIM Funds Group Basic Value Class A, and the WesBanco Unitized Fund. The unitized fund allows participants to transfer in and out of the unitized fund on a daily basis.

The net assets of the American Bancorporation Profit Sharing 401(k) (American Plan) were transferred into the Plan on January 3, 2003. American Plan participants were permitted to borrow from their fund accounts based upon the vested portion of participant and American contributions. Existing loans from the American Plan were grandfathered into the Plan; however, no new loans are permitted. Loan transactions were treated as a transfer to (from) the investment funds from (to) loans to participants. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates. Interest rates ranged from 5.75% to 10.5%. Principal and interest were paid ratably through payroll deductions.

2. Summary of Significant Accounting Policies

The financial statements of the Plan are prepared on the accrual basis, except for distributions to participants that are recorded when paid. Purchases and sales of securities are accounted for as of the trade date. Interest and dividend income is recorded as earned.

Valuation of Investments

The Plan’s investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year-end.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

WesBanco, Inc. KSOP

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Priorities Upon Termination of the Plan

The Company reserves the right to terminate the Plan at any time. In the event the Plan is completely or partially terminated or the Company determines it will permanently discontinue making contributions to the Plan, all property then credited to the participants’ accounts will immediately become fully vested and nonforfeitable. The trustee will be directed to either continue to hold the property in the participants’ accounts in accordance with the provisions of the Plan until such accounts would become distributable under the provisions of the Plan, or distribute to such participants all property allocated to their accounts.

3. Transactions with Parties-in-Interest

Legal, accounting, and other administrative fees are paid at the discretion of the Plan Sponsor by the Plan or Plan Sponsor. WesBanco Bank, Inc. provides investment advisory services for the WesMark funds. The Plan is administered by the Plan Sponsor. The trustee of the ESOP is the Trust and Investment Services Department of WesBanco Bank, Inc. As noted below, the note payable represents a loan from WesBanco Bank. The Company makes contributions to the Plan which, for the ESOP, are then used to make required payments on the note payable to the Company.

4. Note Payable

During 2000, the WesBanco ESOP renewed a revolving line of credit with WesBanco Bank, Inc. Conditions of the loan agreement provide for a revolving line of credit in the aggregate amount of $2,000,000 which facilitated the purchase of 120,000 shares of WesBanco common stock in the open market early in 2001. No additional stock purchases have occurred since that date. The loan bears interest at a rate equal to the lender’s base rate and requires annual repayments of principal equal to 20% of the balance as of January 1 of each year. The loan has a final maturity date of five years from the date of inception. The $2,000,000 revolving line of credit had a balance of $578,850 and $1,028,850 as of December 31, 2003 and 2002, respectively.

WesBanco, Inc. KSOP

Notes to Financial Statements (continued)

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 15, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

6. Investments

For the years ended December 31, 2003 and 2002, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value, as determined by quoted market prices, as follows:
	2003			2002

			Net			Net
			Appreciation			Appreciation
	Fair Value		(Depreciation )	Fair Value		(Depreciation )

InInvestments at fair value as determined by quoted market price:
Participant-directed investments:
Federated Prime Obligations Fund	$1,179,888		$-	$944,774		$-
WesMark Small Company Fund	980,130		306,659	598,674		(276,055)
WesMark Bond Fund	840,042		(1,158)	772,561		5,224
WesMark Growth Fund	3,660,258	*	921,987	2,276,300	*	(703,220)
Harbor International Growth Fund	-		164	127,877		(39,458)
Harbor International Fund	415,393		76,573	-		-
WesMark Balanced Fund	745,619		100,228	392,793		(89,462)
Harbor Capital Appreciation Fund	878,544		202,283	635,068		(292,548)
Federated Max-Cap Fund	704,135		135,324	231,481		(68,693)
AIM Funds Group Basic Value Class A	1,122,695		272,802	740,896		(208,102)
Vanguard Group Fed Fixed Income Fund	42,621		(489)	34,735		30
Vanguard Group Fixed Income Intermediate Term	287,424		(8,566)	142,398		3,123
T. Rowe Price Mutual Funds Small Cap Stock	115,551		19,910	42,529		(1,488)
Fidelity Investments Growth Company Fund	51,289		6,603	4,803		(170)
Participant loans	8,212		-	-		-

Total participant-directed	11,031,801		2,032,320	6,944,889		(1,670,819)

Nonparticipant-directed investments:
WesBanco common stock	13,906,702	*	2,160,966	12,207,148	*	1,293,982
WesBanco Unitized Fund	4,053,876	*	705,922	3,018,082	*	368,822
Federated Prime Obligations Fund	309,855		-	150,770		-

Total nonparticipant-directed	18,270,433		2,866,888	15,376,000		1,662,804

Total	$29,302,234		$4,899,208	$22,320,889		$(8,015)

*The fair value of these individual investments represents 5% or more of the Plan’s net assets.

WesBanco, Inc. KSOP

Notes to Financial Statements (continued)

6. Investments (continued)

Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31, 2003

	WesBanco Allocated ESOP Fund	WesBanco Unallocated ESOP Fund	WesBanco Unitized Fund	Total

Investments at fair value:
WesBanco common stock	$12,384,387	$1,522,315	$-	$13,906,702
WesBanco Unitized Fund	-	-	4,053,876	4,053,876
Cash and short-term investments	309,855	-	-	309,855

Total investments	12,694,242	1,522,315	4,053,876	18,270,433

Accrued assets	120,988	-	-	120,988
Due to (from)	648,378	(648,378)	-	-

Total assets	13,463,608	873,937	4,053,876	18,391,421

Note payable to bank	-	(578,850)	-	(578,850)

Net assets available for benefits	$13,463,608	$295,087	$4,053,876	$17,812,571

	December 31, 2002

	WesBanco Allocated ESOP Fund	WesBanco Unallocated ESOP Fund	WesBanco Unitized Fund	Total

Investments at fair value:
WesBanco common stock	$10,201,821	$2,005,327	$-	$12,207,148
WesBanco Unitized Fund	-	-	3,018,082	3,018,082
Cash and short-term investments	150,770	-	-	150,770

Total investments	10,352,591	2,005,327	3,018,082	15,376,000

Accrued assets	122,918	-	-	122,918
Due to (from)	718,026	(718,026)	-	-

Total assets	11,193,535	1,287,301	3,018,082	15,498,918

Note payable to bank	-	(1,028,850)	-	(1,028,850)

Net assets available for benefits	$11,193,535	$258,451	$3,018,082	$14,470,068

WesBanco, Inc. KSOP

Notes to Financial Statements (continued)

6. Investments (continued)
	Year ended December 31, 2003

	WesBanco Allocated ESOP Fund	WesBanco Unallocated ESOP Fund	WesBanco Unitized Fund	Total

Net assets available for benefits at January 1, 2003	$11,193,535	$258,451	$3,018,082	$14,470,068
Additions:
Interest and dividends	450,054	47,209	-	497,263
Net appreciation in fair value of investments	2,055,811	105,155	705,922	2,866,888
Contributions	-	450,000	527,909	977,909

Deductions:
Distributions	(754,045)	-	(127,758)	(881,803)
Interest expense	-	(47,475)	-	(47,475)

Net transfers	518,253	(518,253)	(70,279)	(70,279)

Net assets available for benefits at December 31, 2003	$13,463,608	$295,087	$4,053,876	$17,812,571

	Year ended December 31, 2002

	WesBanco Allocated ESOP Fund	WesBanco Unallocated ESOP Fund	WesBanco Unitized Fund	Total

Net assets available for benefits at January 1, 2002	$10,124,667	$239,215	$2,820,823	$13,184,705
Additions:
Interest and dividends	426,090	72,948	-	499,038
Net appreciation in fair value of investments	1,136,970	157,012	368,822	1,662,804
Contributions	-	550,000	512,978	1,062,978

Deductions:
Distributions	(1,171,882)	-	(359,586)	(1,531,468)
Interest expense	-	(83,034)	-	(83,034)

Net transfers	677,690	(677,690)	(324,955)	(324,955)

Net assets available for benefits at December 31, 2002	$11,193,535	$258,451	$3,018,082	$14,470,068

WesBanco, Inc. KSOP

Notes to Financial Statements (continued)

7. American Bancorporation Profit Sharing 401(k) Plan

On March 1, 2002, WesBanco completed the acquisition of American Bancorporation. As a result of the acquisition, the American Bancorporation Profit Sharing 401(k) Plan (American Plan) was frozen effective March 31, 2002 and all eligible American Plan participants were automatically enrolled in the Plan. Effective December 31, 2002, the American Plan was merged with and into the 401(k) portion of the Plan. As a result, a due from the American Plan of $1,354,380 was recorded as of December 31, 2002. The net assets of the American Plan were transferred into the Plan on January 3, 2003.

8. Subsequent Event (Unaudited)

Effective July 1, 2004, PNC Bank, N.A. (PNC) will be appointed trustee and recordkeeper of the KSOP Plan replacing both State Street Bank and Trust and Investment Services of WesBanco Bank, Inc.

WesBanco, Inc. KSOP

EIN: 55-0571723 Plan Number: 002

Schedule H, Line 4i—Schedule of Assets
(Held at End of Year)

December 31, 2003

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Cost	Current Value

Short-Term Investments
309,855	Federated Prime Obligations Fund (ESOP)	NR	$ 309,855

Registered Investment Companies

1,179,888	Federated Prime Obligations Fund	NR	1,179,888
135,004	WesMark Small Company Fund*	NR	980,130
84,004	WesMark Fixed Income Fund*	NR	840,042
289,348	WesMark Growth Fund*	NR	3,660,258
11,291	Harbor International Fund	NR	415,393
82,207	WesMark Balanced Fund*	NR	745,619
33,379	Harbor Capital Appreciation Fund	NR	878,544
31,281	Federated Max-Cap Fund	NR	704,135
38,396	AIM Funds Group Basic Value Class A	NR	1,122,695
4,028	Vanguard Group Fed Fixed Income Fund	NR	42,621
25,213	Vanguard Group Fixed Income Intermediate Term	NR	287,424
4,130	T-Rowe Price Mutual Funds Small Cap Stock	NR	115,551
1,024	Fidelity Investments Growth Company Fund	NR	51,289

Equity Securities

502,773	WesBanco Common Stock*	$ 6,997,675	13,906,702

Unitized Fund

299,400	WesBanco Unitized Fund*	NR	4,053,876

Participant Loans

-	Loan Account* (interest rates range from
	5.75% to 10.50% and have maturities
	through December 2005)	$ 0	8,212

*Party-in-interest
NR - Not required

WesBanco, Inc. KSOP

EIN: 55-0571723 Plan Number: 002

Schedule H, Line 4j—Schedule of Reportable Transactions

Year ended December 31, 2003

Identity of Party Involved	Description of Assets	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain

Category III

Federated Prime Obligations Fund	Registered Investment Company
	96 purchases	$ 1,598,878	$ -	$ 1,598,878	$ 1,598,878	N/A
	68 sales	-	1,224,100	1,224,100	1,224,100	-

N/A—Not Applicable

There were no type (I), (II), or (IV) transactions for the year ended December 31, 2003.